CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

November 9, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Safety Income and Growth REIT, Inc.

Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of Safety Income and Growth REIT, Inc. (the “Company”), we hereby confidentially submit a draft Registration Statement on Form S-11 (the “Registration Statement”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”), for non-public review by the Staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.  The Registration Statement relates to the Company’s proposed offering of shares of its common stock.  The Company qualifies as an “emerging growth company” within the meaning of Section 6(e) of the Securities Act.

Please do not hesitate to contact me at (212) 878-8526 with any questions you may have regarding this confidential submission.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:                                Safety Income and Growth REIT, Inc.

Jay Sugarman